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EXHIBIT 99


GCR HOLDINGS LIMITED AND SUBSIDIARY
DESCRIPTION OF CAPITAL SHARES

                         DESCRIPTION OF CAPITAL SHARES

         The following summary of the Company's capital shares does not purport to be complete and is subject in all respects to applicable law of the Cayman Islands and to the provisions of the Company's Memorandum and Articles, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

         On October 30, 1995, the shareholders of the Company approved certain amendments to the Memorandum and Articles which will become effective immediately prior to the closing of the Offering. The following description assumes that such amendments have become effective and that the Share Split has occurred.

GENERAL

         The authorized share capital of the Company consists of two classes of shares: (i) 50,000,000 Ordinary Shares, par value $0.10 per share of which 22,361,600 Ordinary Shares were outstanding at September 30, 1995 (25,665,255 Ordinary Shares, assuming exercise in full of the Sponsors' Warrants) and (ii) 25,000,000 other shares, par value $0.10 per share, none of which were outstanding at September 30, 1995. As of September 30, 1995, there were 482 holders of record of the Company's Ordinary Shares.

ORDINARY SHARES

         All outstanding Ordinary Shares are validly issued, fully paid and nonassessable. The Ordinary Shares have no conversion, preemptive or sinking fund rights. Holders of the Ordinary Shares are entitled to receive dividends ratably when, as and if declared by the Board, and to share ratably in the assets of the Company upon dissolution and liquidation thereof.

         Outstanding Ordinary Shares are currently not subject to redemption by the Company. The Company's Memorandum and Articles designate all Ordinary Shares as redeemable ordinary shares; this permits the Company to create in the future Ordinary Shares that would be redeemable at the option of the Company, but only with the approval of the holders of the outstanding Ordinary Shares, by special resolution.

         Each holder of an Ordinary Share present at a meeting is entitled to one vote if the action is to be taken by a show of hands, and one vote per Ordinary Share held by such holder in the case of action by poll, subject to reduction as described under "-Limitation on Voting Rights." Voting rights Of Ordinary Shares are not cumulative, which means that holders of a majority of the outstanding Ordinary Shares entitled to vote at a general meeting will be able to elect all of the directors of the Company to be elected at such meeting.
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         For a description of the Board arrangements to be in effect upon the closing of the Offering, see "Management--Executive Officers and Directors" and "--Provisions Governing the Board of Directors--Number and Terms."

SHAREHOLDER MEETINGS AND RELATED MATTERS

         The Articles provide that the quorum required for a general meeting of the shareholders is at least 50% of the combined voting power of all outstanding shares of the Company. Any amendment to the Memorandum or Articles (including changes to the corporate name or objects and increases in, or consolidation, division or subdivision of, share capital), any reduction in share capital, any capital redemption reserve fund or any share premium account and any voluntary liquidation, dissolution or winding-up of the affairs of the Company will require approval by a special resolution of the shareholders of the Company. In addition, any action to vary the rights of any class of shares shall require a special resolution of the shareholders of that class. A special resolution may be adopted by the vote of the shareholders holding at least
66 2/3% of the combined voting power of all shares present and entitled to vote at a duly called and held general meeting. All other matters, including the election of directors, voted upon at any duly held general meeting of shareholders shall be carried by the vote of a majority of the combined voting power of all shares held by shareholders represented, in person or by proxy, and entitled to vote at the meeting. The directors may at any time convene a general meeting of the Company, of which the Company must provide at least 10 business days' notice. Shareholders are not entitled to call a meeting or, unless the directors so request, to act by written consent. The percentages described above are to be calculated after giving effect to the limitation on voting rights described below.

         Shareholders have the right to nominate directors to the Board and to submit proposals for consideration by the Board at annual or extraordinary general meetings. In order to exercise this right, shareholders must deliver written notice to the Secretary of the Company not later than 60 days prior to an annual general meeting and not later than 10 days following the date notices are first sent to shareholders of extraordinary general meetings. In each case, the written notice must contain certain information such as the name and address of the person submitting the proposal, an indication of the number of shares held by such person, information required by the U.S. federal securities laws and, with respect to nominated directors, the consent of the directors so nominated.

         Reference in this section to "shares" means all capital shares of the Company, which at present are only the Ordinary Shares. The directors, and only the directors, are entitled under the Articles to call a general meeting or a vote of shareholders of a particular class of shares, in which case the provisions described in this section would apply with respect to the shareholders of such class, acting as a separate class.

LIMITATION ON VOTING RIGHTS

         Each Ordinary Share has one vote on a poll of the shareholders, except that, if and for as long as the number of issued Controlled Shares (as defined below) of any U.S. person would constitute 10% or more of the issued shares of the Company (after giving effect to any prior reduction in voting power as described below), each such issued Controlled Share, regardless of the identity of the registered holder thereof, will confer a fraction of a vote as determined by the following formula (the "Formula"):

         (T -- C) / (9.1 X C)

Where: "T" is the aggregate number of votes conferred by all the issued voting shares immediately prior to that application of the Formula with respect to any particular shareholder, adjusted to take into account any prior reduction taken with respect to any other shareholder pursuant to the "sequencing provision" described below; and
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         "C" is the number of issued Controlled Shares attributable to such person. "Controlled Shares" of any U.S. person refers to all voting shares owned by such person, whether directly or by application of the constructive ownership rules of Sections 958(a) and 958(b) of the Code, together with all shares that such person is deemed to own beneficially, directly or indirectly, within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations thereunder (including shares as to which beneficial ownership is disclaimed or would not otherwise exist by reason of certain statutory exceptions). With respect to any broker. dealer or investment adviser registered as such under the U.S. federal securities laws (and its affiliates), "Controlled Shares" do not include shares that are Controlled Shares solely because such broker, dealer or adviser has discretionary authority to vote or dispose of such shares on behalf of a client, if the voting rights carried by such shares are not being exercised by such broker, dealer or adviser (and the Company has received satisfactory assurances of the same).

The Formula will be applied successively as many times as may be necessary to ensure that no person will be a United States 10% Shareholder (as defined below) at any time (the "sequencing provision"). For the purposes of determining the votes exercisable by shareholders as of any date, the Formula will be applied to the shares of each shareholder in declining order based on the respective numbers of total Controlled Shares attributable to all shareholders. Thus, the Formula will be applied first to the votes of shares held by the shareholder to whom the largest number of total Controlled Shares is attributable and thereafter sequentially with respect to the shareholder with the next largest number of total Controlled Shares. In each case, calculations are made on the basis of the aggregate number of votes conferred by the issued voting shares as of such date, as reduced by the application of the Formula to any issued shares of any shareholder with a larger number of total Controlled Shares as of such date. "United States 10% Shareholder" means a U.S. person who owns, directly or by application of the constructive ownership rules of Sections 958(a) and 958(b) of the Code, issued shares of the Company carrying 10% or more of the total combined voting rights attaching to all issued shares.

         As a result of the provisions described above, the grant by a shareholder of a revocable proxy to vote his shares (whether in the context of a proxy contest for the election of the Company's directors or any other matter requiring a shareholder vote) could result in a reduction of the voting power associated with such shares. This could occur because, as a result of the proxy grant, the grantee (and certain related persons) could be deemed to have acquired beneficial ownership of the proxy shares and, if the grantee (or any such related person) were a U.S. person, the proxy shares would become Controlled Shares of the grantee (or such related persons). If the grantee (and such related persons) already held a sufficiently large number of Controlled Shares so that, after the grant, his (or their) Controlled Shares exceeded the 10% threshold described above, then all his (or their) Controlled Shares, including the proxy shares, would be subject to a reduction in voting power pursuant to the provisions described above, even though the proxy shares were held by the grantor and in the absence of the proxy grant would not have been subject to such a reduction.

         The directors are empowered to require any shareholder to provide information as to that shareholder's beneficial share ownership, the names of persons having beneficial ownership of the shareholder's shares, relationships with other members or any other facts the directors may deem relevant to a determination of the number of Controlled Shares attributable to any person. The directors may disregard the votes attached to shares of any holder failing to respond to such a request or submitting incomplete or untrue information.

         The directors retain limited discretion to make such final adjustments to the aggregate number of votes attaching to the voting shares of any shareholder that they consider fair and reasonable in all the circumstances to ensure that no person will be a United States 10% Shareholder at any time.
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RESTRICTIONS ON TRANSFER

         The Articles contain several provisions restricting the transferability of Ordinary Shares. The directors are required to decline to register a transfer of shares if they have reasons to believe that the result of such transfer would be (i) to increase the number of total Controlled Shares of any U.S. person other than a Goldman Sachs Person to 10% or more of the shares of the Company, (ii) to increase the number of total Controlled Shares of any Goldman Sachs Person to 10% or more of the shares of the Company without the prior written consent of Goldman, Sachs & Co. or (iii) that a Goldman Sachs Person would become or continue to be a United States 25% Shareholder, in each case without giving effect to the limitation on voting rights described above. "Goldman Sachs Person" means any of Goldman, Sachs & Co and their affiliates and "United States 25% Shareholder" means a U.S. person who owns, directly or by application of the constructive ownership rules of Sections 958(a) and 958
(b) of the Code, more than 25% of either (i) the total combined voting rights attaching to the issued Ordinary Shares and the issued shares of any other class of the Company or (ii) the total combined value of the issued Ordinary Shares and any other issued shares of the Company, determined pursuant to
Section 957 of the Code. Similar restrictions apply to the Company's ability to issue or repurchase shares. These transfer, issuance and repurchase restrictions would terminate when no Goldman Sachs Person holds total Controlled Shares representing 10% or more of the Company's shares.

         These restrictions provide an exception for Goldman, Sachs & Co. to exceed the 25% threshold solely in connection with market-making transactions, as long as they do not exceed the 25% threshold for more than 29 consecutive days at any time or for more than 29 days during any single calendar quarter, and as long as they do not exceed a 29% ownership threshold at any time. In addition, these restrictions would permit share transfers or issuances to any person acting as an underwriter pursuant to an agreement with the Company.

         The directors also may, in their absolute discretion, decline to register the transfer of any shares if they have reason to believe (i) that such transfer may expose the Company, any subsidiary thereof, any shareholder or any person ceding insurance to the Company or any such subsidiary to adverse tax or regulatory treatment in any jurisdiction (including treatment of shareholders as United States shareholders of a CFC after the restriction described above is no longer in effect) or (ii) that registration of such transfer under the Securities Act or under any U.S. state securities laws or under the laws of any other jurisdiction is required and such registration has not been duly effected.

         The Company is authorized to request information from any holder or prospective acquiror of shares as necessary to give effect to the transfer, issuance and repurchase restrictions described above, and may decline to effect any such transaction if complete and accurate information is not received as requested.

         Maples and Calder, Cayman Islands counsel to the Company, have advised the Company that while the precise form of the restrictions on transfer contained in the Articles is untested, as a matter of general principle, restrictions on transfers are enforceable under Cayman Islands law and are not uncommon. A transferee will be permitted to dispose of any Ordinary Shares purchased that violate the restrictions and as to the transfer of which registration is refused. The transferor of such Ordinary Shares will be deemed to own such Ordinary Shares for dividend, voting and reporting purposes until a transfer of such Ordinary Shares has been registered on the stock transfer records of the Company.

         If the directors refuse to register a transfer for any reason, they must notify the proposed transferor and transferee within thirty days of such refusal. The Articles also provide that the Board may suspend the registration of transfers for any reason and for such periods as the Board may determine, provided that they may not suspend the registration of transfers for more than 45 days in any period of 365 consecutive days.


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         The directors may designate the Company's Chief Executive Officer to exercise their authority to decline to register transfers or to limit voting rights as described above, or to take any other action, for as long as such officer is also a director.

OTHER CLASSES OR SERIES OF SHARES

         The Articles authorize the directors to create and issue one or more classes or series of shares and determine the rights and preferences of each such class or series, to the extent permitted by the Articles and applicable law. Among other rights, the directors may determine: (i) the number of shares of that class or series and the distinctive designation thereof; (ii) the voting powers, full or limited, if any, of the shares of that class or series;
(iii) the rights in respect of dividends on the shares of that class or series, whether dividends shall be cumulative and, if so, from which date or dates and the relative rights or priority, if any, of payment of dividends on shares of that class or series and any limitations, restrictions or conditions on the payment of dividends; (iv) the relative amounts, and the relative rights or priority, if any, of payment in respect of shares of that class or series, which the holders of the shares of that class or series shall be entitled to receive upon any liquidation, dissolution or winding up of the Company; (v) the terms and conditions (including the price or prices, which may vary under different conditions and at different redemption dates), if any, upon which all or any part of the shares of that class or series may be redeemed, and any limitations, restrictions or conditions on such redemption; (vi) the terms, if any, of any purchase, retirement or sinking fund to be provided for the shares of that class or series; (vii) the terms, if any, upon which the shares of that class or series shall be convertible into or exchangeable for shares of any other class, classes or series, of securities, whether or not issued by the Company; (viii) the restrictions, limitations and conditions, if any, upon issuance of indebtedness of the Company so long as any shares of that class or series are outstanding: and (ix) any other preferences and relative, participating, optional or other rights and limitations not inconsistent with applicable law or the Articles.

         In the event that the directors establish a separate class of shares of the Company, the directors (and only the directors) are authorized to call a meeting of that particular class of shares and to call for a vote of the holders of that class, acting separately as a single class. In addition, once a separate class of shares is issued, the rights attaching to that class of shares can be varied only with the written consent of the holders of at least 75% of the shares of that class or the approval of a special resolution passed by the holders of that class of shares.

         The restrictions on voting and ownership of the Company's shares, the authority of the Board to issue other classes of shares with such voting and other rights as they determine, the inability of shareholders to require that a shareholders' meeting be called and certain other provisions of the Articles, as well as certain requirements of Cayman Islands law (see "--Differences in Corporate Law") could have the effect of discouraging an attempt to obtain control of the Company through certain actions.

SHAREHOLDERS' AGREEMENT

         Prior to the closing of the Offering, the Company will enter into an Amended and Restated Shareholders' Agreement (the "Shareholders' Agreement"), with all holders of Ordinary Shares outstanding before the Offering (such holders, the "Existing Holders" and such shares, the "Existing Shares" ). Pursuant to the Shareholders' Agreement, (i) the Existing Holders acknowledge and agree that the Existing Shares have not been registered under the Securities Act and, accordingly, may not be transferred unless they are first so registered or are transferred pursuant to an available exemption from the registration requirements of the Securities Act, such as Rule 144 thereunder, and that certificates evidencing Existing Shares will bear a restrictive legend to that effect, and (ii) the Company agrees to use its best efforts to satisfy certain information reporting requirements necessary to permit Existing Holders to sell Existing Shares into the open market in reliance on the exemption provided by Rule 144 (see "Shares Eligible for Future Sale"), and to cause any Existing Shares that become freely tradeable in accordance with the requirements of the
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Securities Act to be approved for quotation in the Nasdaq National Market.
Transferees of Existing Shares that have not been registered under the Securities Act or sold in transactions pursuant to Rule 144 will be required to become parties to the Shareholders' Agreement with respect to such shares. The Shareholders' Agreement supersedes a shareholders' agreement into which the Company and the Existing Holders entered in connection with the establishment of GCR in 1993.

TRANSFER AGENT

         The Company's registrar and transfer agent for all Ordinary Shares is Chemical Mellon Shareholder Services, L.L.C.

DIFFERENCES IN CORPORATE LAW

         The Companies Law of the Cayman Islands is modeled after English legislation, and differs in certain aspects from the corporate laws generally applicable to United States corporations and their shareholders. Set forth below is a summary of the more significant provisions of the Companies Law (including any modifications adopted pursuant to the Articles) applicable to the Company which differ from provisions generally applicable to United States corporations and their shareholders. These statements are a brief summary of certain significant provisions of Cayman Islands Companies Law and, as such, do not deal with all aspects of every law that may be relevant to corporations and their shareholders.

  INTERESTED DIRECTORS

         Subject to disclosure of the interest to the other directors and to the Company, the Articles provide that any transaction entered into by the Company in which a director has an interest is not voidable by the Company nor can such director be liable to the Company for any profit realized pursuant to such transaction.

  DIVIDENDS

         Under the Articles the Company may pay dividends, other than share dividends, only out of accumulated or current year's profits and contributed or share premium (broadly equivalent to paid-in-surplus) and not out of share capital other than share premium.

  MERGERS AND SIMILAR ARRANGEMENTS

         The Company may acquire the business of another company and carry on such business when it is within the objects of its Memorandum. Under the Companies Law of the Cayman Islands, the Company may merge or amalgamate with another company and may reorganize or reconstruct itself pursuant to a plan that is approved by the holders of not less than 75% of the Ordinary Shares present and voting on the matter (after giving effect to the voting limitation described above) and thereafter sanctioned by the Cayman Islands courts. While a dissenting shareholder may have the right to express to a Cayman Islands court his view that the transaction sought to be approved would not provide the shareholders with the fair value of their shares, (i) the court ordinarily would not disapprove the transaction on that ground absent other evidence of fraud or bad faith, and (ii) if the transaction were approved and consummated, the dissenting shareholder would have no rights comparable to the appraisal rights (i.e., rights to receive payments in cash for the judicially determined value of their shares) ordinarily available to dissenting shareholders of U.S. corporations.

  TAKEOVERS

         Cayman Islands law also provides that where an offer is made by a company for shares of another company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may by notice require the dissenting shareholders to transfer their shares on the terms of the offer. A dissenting shareholder may apply to the court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholders to show that the court should exercise its discretion to prevent the requirement of
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such transfer, which it will be unlikely to do unless there is evidence of fraud or bad faith or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

 SHAREHOLDERS' SUITS

         There has until recently been no official law reporting in the Cayman Islands, and actions subject to the Confidential Relationships (Preservation) Law 1976, as amended, are held in closed court. However, recently a derivative action was successfully brought by a shareholder in the Cayman Islands and, in this regard, the Cayman Islands courts ordinarily would be expected to follow English precedent, which would permit a minority shareholder to commence an action against or a derivative action in the name of the corporation only (i) where the act complained of is alleged to be beyond the corporate power of the corporation or illegal, (ii) where the act complained of is alleged to constitute a fraud against the minority perpetrated by those in control of the corporation, (iii) where the act requires approval by a greater percentage of the corporation's shareholders than actually approved it or (iv) where there is an absolute necessity to waive the general rule that a shareholder may not bring such an action in order that there not be a denial of justice or a violation of the corporation's memorandum of association.

 INDEMNIFICATION

         Cayman Islands law does not specifically limit the extent to which a company's articles of association may provide for the indemnification of officers and directors, except to the extent that such provision may be held by the Cayman Islands courts to be contrary to pubic policy (e.g. for purporting to provide indemnification against the consequences of committing a crime). In addition, an officer or director may not be able to enforce indemnification for his own dishonesty or wilful neglect or default.

         The Articles contain provisions providing for the indemnity by the Company of an officer, director, or trustee of the Company for all actions, proceedings, claims, costs, charges, losses, damages and expenses which they incur or sustain by reason of any act done or omitted in or about the execution of their duty in their respective offices or trusts, except such (if any) as they shall incur or sustain by or through their own wilful neglect or default, respectively.

 INSPECTION OF BOOKS AND RECORDS

         Shareholders of a company have no general rights to inspect or obtain copies of the list of shareholders or corporate records of a company.